# Nasdaq Regulation



**Eun Ah Choi**
*Senior Vice President*
*Global Head of Regulatory Operations*

October 3, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on October 3, 2025, The Nasdaq Stock Market (the "Exchange") received from GigCapital8 Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Class A Ordinary Shares, par value $0.0001 per share

Units, each consisting of one Class A ordinary share and one right to acquire one-tenth of one Class A ordinary share

Rights to acquire one-tenth of one Class A ordinary share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

*Eun Ah Choi*